UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT of 1934

For the month of January 2025

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

+86 400 012 7562

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form-20 or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 7, 2025, the Board approved the appointment of Da Yang (“Mr. Yang”) as an independent director of the Company, effective January 7, 2025.

Mr. Yang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biography for Mr. Yang is set forth below:

Mr. Yang, aged 37, is an independent director of the Company. Mr. Yang has had many years of experience in sales and marketing. Mr. Yang served as the market director in Beijing New Space Technology Co., Ltd. since January 2021. From June 2017 to June 2020, Mr. Yang was a senior marketing manager in Gome Insurance Brokers Limited. From October 2015 to August 2016, Mr. Yang was an assistant to the general manager in Dade Liangju Trading (Beijing) Co., Ltd. Mr. Yang obtained his college degree in music performance (music) from Capital Normal University in 2008.

The Board has determined that Mr. Yang qualifies as an independent director under the rules of the Nasdaq Stock Market LLC. In connection with his appointment, Mr. Yang will be entitled to receive the Company’s standard compensation provided to independent directors, pursuant to the independent director agreement between Mr. Yang and the Company.

The foregoing description of the independent director agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Independent Director Agreement attached hereto as Exhibits 10.1, which is incorporated herein by this reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Independent Director Agreement by and between the Company and Mr. Yang dated January 7, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: January 7, 2025	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer

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